UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Period Ended June 30, 2003

Commission File Number 333-99189

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒
Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

          References in this quarterly report to “we”, “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries. Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda. Our address is Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda, and our telephone number is (441) 294-1650.

          We are the successor entity to the International Telecommunications Satellite Organization, formerly known as INTELSAT and referred to as the IGO, which was created on an interim basis in 1964 in order to establish and operate a global satellite system. The IGO was formally established in February 1973 once the international treaty creating the IGO was signed by the required number of member governments and entered into force. On July 18, 2001, the IGO privatized by transferring substantially all of its assets, liabilities, rights, obligations and operations to Intelsat, Ltd. and its wholly owned subsidiaries.

          All references herein to “$” are to U.S. dollars. Unless otherwise indicated, all monetary amounts in this quarterly report are presented in U.S. dollars. Unless otherwise indicated, the financial information contained in this quarterly report has been prepared in accordance with accounting principles generally accepted in the United States. Certain monetary amounts, percentages and other figures included in this quarterly report have been subject to rounding adjustments. Accordingly, figures shown as totals in tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

FORWARD-LOOKING STATEMENTS

     Some of the statements in this quarterly report constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.

     When used in this report, the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue,” or the negative of these terms, and other similar expressions are intended to identify forward-looking statements. Examples of the forward-looking statements made in this quarterly report include, but are not limited to, statements regarding our expectation that the proposed acquisition of satellites and other related assets from Loral Space & Communications Corporation and certain of its affiliates described in this quarterly report will occur in a sale process authorized under Section 363(b) of the U.S. Bankruptcy Code and our expectations regarding other aspects of the proposed acquisition; our expectation that we will finance the purchase price of the assets to be acquired by incurring additional indebtedness; our expectation that, if the proposed acquisition from Loral Space & Communications Corporation and its affiliates is consummated, our most significant liquidity requirements will arise in connection with the acquisition; our expected capital expenditures in 2003; our expectation that our most significant cash outlay in 2003 will be for funding of our 10-02 satellite; our expectation that a majority of our revenue in 2003 will be generated from existing customer service contracts; our belief that our existing three-year unsecured revolving credit facility would provide us with sufficient liquidity in the event that our ability to issue commercial paper was limited due to a credit rating downgrade; and our expectation that our shareholders will account for a smaller percentage of our revenue in 2003 than they accounted for in 2002.

     The forward-looking statements made in this report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3.D — “Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2002 on file with the Securities and Exchange Commission.

     In addition to the occurrence of any of these risk factors, other factors that may cause results or developments to differ materially from the forward-looking statements made in this report include, but are not limited to:

•     the quality and price of similar or comparable communications services offered or to be offered by our competitors;

•     financial community and rating agency perceptions of our business, operations and financial condition and the industry in which we operate;

•     political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; and

•     other risks and uncertainties inherent in the telecommunications business in general and the satellite telecommunications business in particular.

In connection with the proposed acquisition of satellites and other related assets from Loral Space & Communications Corporation and certain of its affiliates described in this quarterly report, factors that may cause results or developments to differ materially from the forward-looking statements made in this report include, but are not limited to:

•     the failure to complete the acquisition or the need to modify aspects of the acquisition in order to obtain regulatory approvals;

•     our inability to obtain sufficient funds on reasonable and acceptable terms in order to consummate the acquisition;

•     the possibility that the bankruptcy court may act contrary to the requests made by the sellers of the assets in connection with their bankruptcy filing;

•     the failure to achieve our strategic objectives for the acquisition; and

•     the possibility that the purchase price for the assets to be acquired may be adjusted upward.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL INFORMATION

A. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		June 30,
	December 31,	2003
	2002	(unaudited)

	(in thousands, except
	share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$9,466	$50,187
Receivables, net of allowance of $28,100 and $30,498, respectively	265,781	226,796
Deferred income taxes	5,679	5,679

Total current assets	280,926	282,662
Satellites and other property and equipment, net	3,478,055	3,370,940
Goodwill and other intangible assets	84,261	84,855
Deferred income taxes	29,260	29,260
Investment in affiliate	—	57,637
Other assets	92,930	82,364

Total assets	$3,965,432	$3,907,718

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$43,978	$17,999
Accounts payable and accrued liabilities	219,344	174,877
Deferred satellite performance incentives	19,459	7,268
Deferred revenue	18,252	21,505
Capital lease obligations	6,618	6,808

Total current liabilities	307,651	228,457
Long-term debt, net of current portion	1,257,870	1,269,456
Deferred satellite performance incentives, net of current portion	125,161	47,750
Deferred revenue, net of current portion	8,052	7,426
Due to Teleglobe Inc.	19,780	9,334
Accrued retirement benefits	96,684	71,615

Total liabilities	1,815,198	1,634,038

Minority interest in consolidated affiliate	—	16,758
Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	468,080	574,768
Accumulated other comprehensive loss - minimum pension liability, net of tax benefit of $8,610	(12,914)	(12,914)
Ordinary shares purchased by subsidiary, 6,284,635 shares	(106,818)	(106,818)

Total shareholders’ equity	2,150,234	2,256,922

Total liabilities and shareholders’ equity	$3,965,432	$3,907,718

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2003	2002	2003

	(in thousands, except share and per share amounts)
Telecommunications revenue	$246,679	$244,508	$505,222	$483,420

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	29,028	36,963	56,700	69,471
Selling, general and administrative	31,069	28,579	71,797	57,756
Depreciation and amortization	89,915	101,499	177,213	199,199

Total operating expenses	150,012	167,041	305,710	326,426

Income from operations	96,667	77,467	199,512	156,994
Interest expense	(13,513)	(23,331)	(18,336)	(44,048)
Other income (expense)	1,307	(3,379)	3,052	10,727

Income before income taxes	84,461	50,757	184,228	123,673
Provision for income taxes	8,985	8,150	23,950	16,985

Net income	$75,476	$42,607	$160,278	$106,688

Basic and diluted net income per ordinary share	$0.45	$0.27	$0.96	$0.67

Basic and diluted weighted average ordinary shares outstanding	166,666,755	160,382,120	166,666,755	160,382,120

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended
	June 30,

	2002	2003

	(in thousands)
Cash flows from operating activities:
Net income	$160,278	$106,688
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	177,213	199,199
Provision for doubtful accounts	15,381	2,398
Foreign currency transaction loss	1,049	149
Minority interest in consolidated affiliate	—	(395)
Equity in losses of affiliate	—	363
Amortization of bond discount and issuance costs	114	591
Decrease in amount due to Teleglobe Inc.	—	(10,446)
Changes in operating assets and liabilities, net of effects of investment in consolidated affiliate:
Receivables	(6,980)	38,300
Other assets	(4,908)	10,127
Accounts payable and accrued liabilities	39,151	(52,484)
Deferred revenue	1,811	2,627
Accrued retirement benefits	2,125	(25,069)

Net cash provided by operating activities	385,234	272,048

Cash flows from investing activities:
Payments for satellites and other property and equipment	(365,149)	(105,313)
Investment in and advances to affiliate	—	(58,000)
Cash acquired from investment in consolidated affiliate	—	17,932

Net cash used in investing activities	(365,149)	(145,381)

Cash flows from financing activities:
Repayments of commercial paper borrowings, net	(310,122)	(25,979)
Proceeds from bond issuance	595,788	—
Bond issuance costs	(7,621)	—
Due from shareholders	701	—
Principal payments on deferred satellite performance incentives	(5,771)	(56,561)
Principal payments on capital lease obligations	(3,386)	(3,257)

Net cash provided by (used in) financing activities	269,589	(85,797)

Effect of exchange rate changes on cash	(1,645)	(149)

Net increase in cash and cash equivalents	288,029	40,721
Cash and cash equivalents, beginning of period	2,699	9,466

Cash and cash equivalents, end of period	$290,728	$50,187

Supplemental cash flow information:
Interest paid, net of amount capitalized	$5,877	$56,595
Income taxes paid	$17,293	$1,936
Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$35,720	$10,063
Net liabilities assumed in investment in consolidated affiliate, net of cash	$—	$1,373
Minority interest in consolidated affiliate at the date of acquisition	$—	$17,153
Net asset reduction on extinguishment of deferred satellite performance incentive liability	$—	$36,455
Amounts included in accounts payable and accrued liabilities related to extinguishment of deferred satellite performance incentive liability	$—	$6,649

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

Note 1      Basis of presentation

     The unaudited condensed consolidated financial statements of Intelsat, Ltd. and its subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. Certain prior period amounts have been reclassified to conform to the current year’s presentation. The results of operations for the periods presented are not necessarily indicative of operating results for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Intelsat, Ltd.’s annual report on Form 20-F for the fiscal year ended December 31, 2002 (“Intelsat’s Form 20-F”) on file with the Securities and Exchange Commission. References to “Intelsat” or the “Company” herein refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries.

Note 2      Stock-based compensation

     The Company has a stock-based employee compensation plan, which is described more fully in Note 9 to the consolidated financial statements included in Intelsat’s Form 20-F. As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, the Company uses the intrinsic method of measuring and recognizing employee stock-based transactions under Accounting Principles Board Opinion No. 25. Consequently, as all options granted under the Company’s plan had an exercise price equal to the estimated fair value of the underlying ordinary shares on the date of grant, no stock-based employee compensation cost is reflected in net income.

     The following table illustrates the effect on net income and earnings per share for the three and six months ended June 30, 2002 and 2003 if compensation expense had been determined based on the estimated fair value of the options at their grant dates consistent with the fair value based method of accounting under SFAS No. 123.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2003	2002	2003

Net income, as reported	$75,476	$42,607	$160,278	$106,688
Deduct:
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(639)	(611)	(1,284)	(1,227)

Pro forma net income	$74,837	$41,996	$158,994	$105,461

Earnings per share:
Basic and diluted — as reported	$0.45	$0.27	$0.96	$0.67

Basic and diluted — pro-forma	$0.45	$0.26	$0.95	$0.66

Note 3     Extinguishment of portion of deferred satellite performance incentive liability

     On June 26, 2003, Intelsat LLC entered into amendments to its satellite construction agreements with Space Systems/Loral, Inc. (“SS/L”), pursuant to which Intelsat extinguished a portion of its liability to SS/L to make satellite performance incentive payments for the Intelsat VII/VIIA and IX series satellites manufactured by SS/L in exchange for a total cash payment of $60,000. Intelsat’s obligation to pay the portions of these incentive payments that are payable by SS/L to its subcontractors has not been extinguished, and Intelsat will continue to be required to make payments as due with respect to these portions.

     The amendments provide for SS/L to remain liable under its satellite construction agreements with Intelsat LLC for amounts that may become due in connection with SS/L’s failure to provide satellite anomaly support as

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

requested by Intelsat or in connection with other specified matters. As security for SS/L’s obligation to pay any such amounts that become due, $5,000 of the $60,000 cash payment is being held in escrow, and SS/L is obligated to maintain a minimum balance of $5,000 in the escrow account until the orbital design lives of all of the Intelsat VII/VIIA and IX series satellites have ended. Other than with respect to the specified situations in which SS/L remains liable, Intelsat has no further financial recourse to SS/L under the terms of the amended satellite construction agreements.

     On June 30, 2003, Intelsat paid $53,351 of the $60,000 cash payment due in connection with the amendments to the satellite construction agreements. At the time that this payment was made, Intelsat recorded a $95,051 reduction in its total satellite performance incentive payment liability, a $36,455 net reduction in the cost of its satellites and other property and equipment and a $1,404 reduction in accrued interest. The $6,649 remaining to be paid of the $60,000 total cash payment was included in accounts payable and accrued liabilities on the Company’s accompanying consolidated balance sheet at June 30, 2003. In July 2003, Intelsat paid the remaining $6,649.

     The accounting treatment reflects the renegotiation of a contract pursuant to which a portion of Intelsat’s existing satellite performance incentive liability was extinguished, the portion of the Company’s satellite costs that was attributable to these performance incentives was written off and the amount of the Company’s payment was treated as the renegotiated value of these performance incentives and capitalized as part of the cost of the satellites.

Note 4      Investment in affiliate

     On December 9, 2002, Intelsat entered into agreements with WildBlue Communications, Inc. (“WildBlue”) to acquire a minority stake in WildBlue for a purchase price of $58,000. The transaction closed on April 21, 2003, following the receipt of regulatory approvals and the satisfaction of other closing conditions.

     At the closing of the transaction, the Company contributed $56,513 in cash to WildBlue. This amount represented the $58,000 total purchase price for the Company’s investment in WildBlue net of a loan receivable for interim funding to WildBlue, plus accrued interest, and net of certain expenses incurred by Intelsat that were reimbursable by WildBlue. Intelsat applies the equity method to account for its investment in WildBlue. Therefore, Intelsat’s share in the losses of WildBlue, which were not significant to the Company’s consolidated results of operations for the three and six months ended June 30, 2003, are included in other income (expense) in Intelsat’s consolidated statements of operations. Intelsat’s consolidated balance sheet at June 30, 2003 reflects the investment in WildBlue and the Company’s share of the results of operations of WildBlue from the date of Intelsat’s initial investment through June 30, 2003 as an investment in affiliate.

Note 5      Investment in consolidated affiliate

     On February 20, 2003, Intelsat Hong Kong LLC (“Intelsat Hong Kong”) entered into a subscription and shareholders agreement with TVB Satellite TV Holdings Limited (“TVB Holdings”) and Galaxy Satellite TV Holdings Limited (“Galaxy Holdings”), pursuant to which Intelsat Hong Kong agreed to contribute a total consideration valued at $542,000 in Hong Kong dollars (“HK$”), or approximately $70,000 in U.S. dollars, to acquire a 51% stake in Galaxy Holdings. In connection with the agreement, Galaxy Holdings acquired the outstanding shares of Galaxy Satellite Broadcasting Limited (“Galaxy”), which holds licenses to provide pay television and teleport services in Hong Kong. TVB Holdings holds the remaining 49% stake in Galaxy Holdings.

     Intelsat Hong Kong’s total contribution of HK$542,000 is comprised of HK$413,300 in cash, payable in installments in 2003, 2004 and 2005, and HK$128,700 in kind in the form of satellite capacity to be provided to Galaxy. TVB Holdings agreed to contribute a total consideration valued at HK$520,750, consisting of HK$196,600 in cash, payable in installments in 2003, 2004 and 2005, and HK$324,150 in kind in the form of programming to be provided to Galaxy by Television Broadcasts Limited, which is the parent company of TVB Holdings. In February 2003, Intelsat Hong Kong and TVB Holdings each made its required 2003 cash contribution. For Intelsat Hong Kong, this cash contribution was HK$173,900, or approximately U.S.$22,311. Under the agreement, if the board of directors of Galaxy Holdings determines that the aggregate amount of the cash contributions made by Intelsat Hong Kong and TVB Holdings in 2003, 2004 and 2005 as set forth above is insufficient to fund Galaxy’s start-up and initial operational costs, then Intelsat Hong Kong and TVB Holdings are required to make additional cash

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

contributions up to an aggregate of HK$170,100. The amount of any such contributions that Intelsat Hong Kong and TVB Holdings would be required to make would be based on their percentage ownership interests in Galaxy Holdings at the time of the contributions.

     Intelsat’s condensed consolidated financial statements reflect the investment in Galaxy Holdings as an investment in consolidated affiliate. Consequently, Intelsat’s condensed consolidated financial statements include the assets and liabilities of Galaxy Holdings and Galaxy as of June 30, 2003, as well as the results of operations of Galaxy Holdings and Galaxy from the date of Intelsat’s initial investment in Galaxy Holdings through June 30, 2003. The results of operations of Galaxy Holdings and Galaxy were not significant to the Company’s consolidated results of operations for the three and six months ended June 30, 2003. TVB Holdings’ interest in the net assets of Galaxy Holdings and Galaxy as of June 30, 2003 is reflected in the condensed consolidated financial statements as a minority interest in consolidated affiliate. Intelsat reflects the minority interest’s share of losses as a component of other income in its condensed consolidated financial statements because of TVB Holdings’ commitment to make additional contributions to Galaxy Holdings, as described above. The amount of the minority interest’s share of losses is insignificant to Intelsat’s results of operations for all periods presented.

     The pro forma results of operations for Intelsat’s investment in Galaxy Holdings, had the investment occurred at the beginning of 2002 or 2003, are not significant, and accordingly have not been provided.

Note 6      Receivables

     Receivables were comprised of the following:

	December 31,	June 30,
	2002	2003

Satellite utilization charges:
Unbilled	$121,293	$107,126
Billed	106,136	130,370
Other	66,452	19,798
Allowance for doubtful accounts	(28,100)	(30,498)

Total	$265,781	$226,796

     Other receivables as of December 31, 2002 included $47,828 due from Astrium SAS as a result of the Company’s decision to terminate its order for the Intelsat 10-01 satellite due to Astrium SAS’ significant postponement in the delivery date of the satellite. The amount due from Astrium SAS was collected during the six months ended June 30, 2003.

Note 7      Satellites and other property and equipment

     Satellites and other property and equipment were comprised of the following:

	December 31,	June 30,
	2002	2003

Satellites, launch vehicles and launch services	$6,820,485	$6,853,142
Information systems and ground segment	598,248	641,484
Washington, D.C. building and other	197,704	210,969

Total cost	7,616,437	7,705,595
Less accumulated depreciation and amortization	(4,138,382)	(4,334,655)

Total	$3,478,055	$3,370,940

     Satellites and other property and equipment as of December 31, 2002 and June 30, 2003 included construction-in-progress balances of $359,009 and $201,413, respectively. These amounts related primarily to satellites under construction and related launch services. Interest costs of $16,045 and $3,647 were capitalized during the three months ended June 30, 2002 and 2003, respectively. Interest costs of $32,240 and $10,173 were capitalized during the six months ended June 30, 2002 and 2003, respectively.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

Note 8      Satellite developments

     On February 15, 2003, Intelsat launched the 907 satellite, the last satellite to be deployed in the Intelsat IX series. The 907 satellite became operational during March 2003. An additional satellite, the Intelsat 10-02, is under construction and is expected to be launched in early 2004.

Note 9      Insurance

     Intelsat has obtained insurance coverage for possible losses that may occur during the launch of its satellites and in subsequent periods of in-orbit operations. At June 30, 2003, Intelsat had insurance covering the in-orbit operations of 10 of its 24 satellites. Eight of the satellites, the Intelsat 707, 802, 805, 901, 902, 903, 904 and 905 satellites, were covered by an insurance policy that will expire on November 8, 2003. Under the terms of this policy, Intelsat co-insures $100,000 of the net book value of each satellite, and the insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. Two additional satellites, the Intelsat 906 and 907 satellites, are covered under a policy that covers the launch and first year of in-orbit operations for the Intelsat IX series satellites. This insurance is in an amount approximately equal to the net book value of each satellite, excluding capitalized performance incentives relating to the satellites, and does not have a co-insurance requirement. Upon the expiration of the current insurance coverage of the Intelsat 906 satellite, the satellite will then be covered by the in-orbit insurance policy covering the eight satellites noted above until the expiration of the policy on November 8, 2003.

Note 10      Long-term debt and other financing arrangements

     The carrying amounts of long-term debt were as follows:

	December 31,	June 30,
	2002	2003

Commercial paper	$43,978	$17,999
Dragon bond 6.625% Notes due March 22, 2004	200,000	200,000
Eurobond 8.375% Notes due October 14, 2004	200,000	200,000
Eurobond 8.125% Notes due February 28, 2005	200,000	200,000
7.625% Senior Notes due April 15, 2012	600,000	600,000
Discount, net of amortization, on the 7.625% Senior Notes due April 15, 2012	(4,007)	(3,856)
Note payable to Lockheed Martin Corporation, 7%, payable in annual installments of $5,000, beginning January 1, 2007	20,000	20,000
Note payable to TVB Holdings, 8%, $6,598 and $8,284 payable in 2007 and 2008, respectively	—	14,882
Capital lease obligations	48,495	45,238

Total long-term debt	$1,308,466	$1,294,263

Less:
Commercial paper	43,978	17,999
Current portion of capital lease obligations	6,618	6,808

Total current portion	$50,596	$24,807

Total long-term debt, excluding current portion	$1,257,870	$1,269,456

     To support Intelsat’s commercial paper program and to provide funding for general corporate purposes, the Company has in place a $500,000 unsecured three-year revolving credit facility, which the Company entered into on March 21, 2002 with a group of financial institutions. At Intelsat’s option, borrowings under the three-year facility will bear interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. Under the terms of the credit agreement, Intelsat is required to satisfy certain financial and operating covenants, including an interest coverage ratio and a ratio of debt to EBITDA (as defined in the credit agreement). As of June 30, 2003, Intelsat was in compliance with these covenants and there were no borrowings outstanding under the agreement.

     Intelsat’s policy is to classify obligations as long-term debt if Intelsat has the ability and the intent to maintain these obligations for longer than one year. Intelsat’s $200,000 principal amount of Dragon bond 6.625% Notes due in March 2004 are classified as long term because of the Company’s ability and intent to refinance these notes either as part of the financing associated with the proposed acquisition of satellites and related assets from Loral Space & Communications Corporation and its affiliates described in Note 18 below or through borrowings under the Company’s existing three-year unsecured revolving credit facility described above.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

     As described in Note 5 above, Intelsat’s consolidated balance sheet includes Galaxy’s assets and liabilities as of June 30, 2003. The note payable to TVB Holdings for $14,882 is a note payable by Galaxy.

Note 11      Due to Teleglobe Inc.

     On September 20, 2002, Intelsat Global Sales & Marketing Ltd. (“Intelsat Global Sales”) acquired Teleglobe Inc.’s shares in Intelsat, Ltd. Pursuant to the share purchase agreement and a related escrow agreement, Teleglobe Inc. retained specified limited rights with respect to the shares acquired by Intelsat Global Sales. Teleglobe Inc.’s interest in the shares is deemed to be a free-standing derivative in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. As a result, the Company recorded an obligation to Teleglobe Inc. on September 20, 2002 of $25,860, which reflected the estimated fair value of this derivative on that date. On December 31, 2002, the Company reduced its obligation to Teleglobe Inc. to $19,780 based on a valuation of the derivative on that date. At March 31, 2003, the Company reduced its obligation to Teleglobe Inc. to $5,764 based on a valuation of the derivative on that date, and the Company recorded $14,016 as other income. At June 30, 2003, the Company increased its obligation to Teleglobe Inc. to $9,334 based on a valuation of the derivative on that date, and recorded $3,570 as other expense during the three months ended June 30, 2003. For the six months ended June 30, 2003, the net effect of changes in the value of the derivative resulted in other income of $10,446. Refer to Note 16(b) to the consolidated financial statements included in Intelsat’s Form 20-F for additional information regarding the share purchase transaction with Teleglobe Inc.

Note 12      Pension contribution

     At September 30, 2002, the most recent valuation date for Intelsat’s noncontributory defined benefit retirement plan, the projected benefit obligation under this plan exceeded the fair value of the plan’s assets by $68,330. To improve the plan’s funded position, Intelsat contributed $30,000 to the plan in June 2003. This cash contribution was reflected as a reduction in accrued retirement benefits in the accompanying consolidated balance sheet at June 30, 2003.

Note 13      Income per ordinary share

     Basic net income per ordinary share includes no dilution and is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Diluted net income per ordinary share includes potential dilution that could occur if securities convertible into ordinary shares or other contracts for the issuance of ordinary shares were exercised or converted into ordinary shares. Basic and diluted net income per ordinary share are identical for all periods presented as the effect of share options outstanding during these periods was antidilutive.

Note 14      Business segment and geographic information

     Intelsat operates in a single industry segment, in which it provides satellite services to its telecommunications customers around the world.

     The geographic distribution of Intelsat’s revenue was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2003	2002	2003

North America and Caribbean	26%	28%	27%	28%
Europe	27%	23%	26%	23%
Asia Pacific	17%	18%	17%	17%
Sub-Saharan Africa	11%	13%	11%	13%
Latin America	12%	12%	13%	12%
Middle East and North Africa	7%	6%	6%	7%

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

     Revenue by region is based on the locations of customers to which services are billed. Revenue from one of Intelsat’s customers has been reclassified from the Europe region to the North America and Caribbean region for all periods presented to reflect the location to which services are billed.

     Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

Note 15      New accounting pronouncements

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard became effective during the first quarter of 2003. The adoption of SFAS No. 143 did not have a material impact on Intelsat’s results of operations or financial position.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. The provisions of this statement relating to exit or disposal activities are effective for activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on Intelsat’s results of operations or financial position.

     In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on Intelsat’s results of operations or financial position.

     In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management is evaluating the impact that the adoption of EITF Issue No. 00-21 will have on Intelsat’s results of operations and financial position.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements became effective during the first quarter of 2003 and are reflected in these notes to the Company’s condensed consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of each such entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not have a material impact on Intelsat’s results of operations or financial position.

     In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption on April 1, 2003 of the components of SFAS No. 149 addressing SFAS No. 133 implementation issues that have been effective for fiscal quarters beginning prior to June 15, 2003 did not have a material impact on the Company’s results of operations or financial position. The adoption of the remaining components of SFAS No. 149 is not anticipated to have a material impact on Intelsat’s results of operations or financial position.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how certain free-standing financial instruments with characteristics of both liabilities and equity are classified and measured. Financial instruments within the scope of SFAS No. 150 are required to be recorded as liabilities (or assets in certain circumstances) that may require reclassification of amounts previously reported in equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The cumulative effect of a change in accounting principle should be reported for financial instruments created before the issuance of this statement and still existing at the beginning of the period of adoption. There was no material impact on the Company’s results of operations or financial position related to SFAS No. 150 as of June 30, 2003. Management is evaluating the impact that the adoption of SFAS No. 150 will have on Intelsat’s results of operations and financial position in future periods.

Note 16      Litigation

     The Company is subject to litigation in the normal course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on the Company’s financial position or results of operations.

Note 17      COMSAT World Systems acquisition

     The asset purchase agreement entered into in connection with Intelsat’s acquisition of most of the assets and certain liabilities of COMSAT Corporation’s World Systems business unit and COMSAT Digital Teleport, Inc. provides for the transaction purchase price to be finalized upon agreement between Intelsat and Lockheed Martin Corporation on the amounts reflected in the transaction’s closing balance sheet. Management expects to reach an agreement with Lockheed Martin Corporation on the amounts reflected in the closing balance sheet during the fourth quarter of 2003.

Note 18      Subsequent event

Agreement to purchase the North American satellite assets of Loral Space & Communications Corporation

     On July 15, 2003, Intelsat, Ltd. and Intelsat (Bermuda), Ltd. entered into an asset purchase agreement with Loral Space & Communications Corporation and certain of its affiliates (together, the “Sellers”), to acquire certain of the Sellers’ satellites and related assets as described below for a base purchase price of $1,000,000, subject to specified pre- and post-closing adjustments. The assets to be acquired include four in-orbit satellites, one satellite launched in early August 2003, one satellite under construction, the rights to orbital locations relating to the satellites and various assets relating to the satellites and the business that the Sellers conduct on the satellites, including customer contracts. In addition, Intelsat has agreed to assume certain liabilities of the Sellers relating to the assets to be acquired. Because the Sellers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, the Company expects the acquisition to occur in a sale process authorized under Section 363(b) of the Bankruptcy

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

Code. The Company expects to finance the purchase price of the assets to be acquired by incurring additional indebtedness, and the Company has entered into a commitment letter with certain banks pursuant to which those banks have agreed, subject to the satisfaction of certain conditions, to make sufficient funds available to the Company to finance the proposed acquisition.

     The closing of the acquisition is subject to the satisfaction or waiver of several conditions, including the approval by Intelsat’s shareholders of the asset purchase agreement and the receipt or maintenance of Federal Communications Commission and other governmental approvals. Other conditions include the entry by the bankruptcy court of a sale order authorizing the sale of the assets to Intelsat, the successful operation at its intended orbital location of the satellite launched in early August 2003, and the existence, for a period or as of a date prior to the closing, of specified amounts of recurring revenues and backlog relating to the assets to be acquired.

     Pursuant to the asset purchase agreement, the Company has agreed, upon the closing of the acquisition, to place an order with SS/L, an affiliate of the Sellers, for a new satellite to be launched into one of the Company’s existing orbital locations and to make a deposit of $100,000 as prepayment for a portion of the purchase price of the new satellite. The obligations of SS/L under the procurement agreement to be entered into relating to the new satellite will be secured by SS/L’s interest in a satellite that is not included in the Sellers’ assets to be acquired by the Company. In addition, pursuant to the asset purchase agreement the parties have entered into or will enter into a number of other agreements relating to the assets to be acquired, including agreements relating to the provision of transition services by the Sellers for a specified period of time both prior to and after the closing.

B. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion should be read together with our unaudited condensed consolidated financial statements and the accompanying notes. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

     Overview

          We are a leading provider of satellite communications services worldwide, supplying voice, data, video and Internet backbone connectivity in over 200 countries and territories. Our communications network includes 24 satellites in orbit, leased capacity on 2 additional satellites owned by strategic partners in the Asia-Pacific region and ground facilities related to the operation and control of our satellites. Our network also includes ground network assets consisting of teleports and points of presence in locations around the world. We are a Bermuda holding company and conduct our operations through our sales, service and license subsidiaries, supported by our regional sales and marketing support offices.

     Results of Operations for the Three and Six Months Ended June 30, 2002 and June 30, 2003

          The following table sets forth the statements of operations data.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2003	2002	2003

	(in thousands)
Telecommunications revenue	$246,679	$244,508	$505,222	$483,420

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	29,028	36,963	56,700	69,471
Selling, general and administrative	31,069	28,579	71,797	57,756
Depreciation and amortization	89,915	101,499	177,213	199,199

Total operating expenses	150,012	167,041	305,710	326,426

Income from operations	96,667	77,467	199,512	156,994
Interest expense	(13,513)	(23,331)	(18,336)	(44,048)
Other income (expense)	1,307	(3,379)	3,052	10,727

Income before income taxes	84,461	50,757	184,228	123,673
Provision for income taxes	8,985	8,150	23,950	16,985

Net income	$75,476	$42,607	$160,278	$106,688

          Our customers obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer different service commitment types, including lease and channel and carrier service commitments. The following table sets forth our revenue by service commitment type and the percentage of our total telecommunications revenue represented by each. The “Other” category below includes revenue from demand-based, occasional use and other service commitment types, as well as revenue that we record as a result of our consolidation of Galaxy Satellite Broadcasting Limited, which is referred to as Galaxy. Refer to Note 5 to our condensed consolidated financial statements appearing elsewhere in this quarterly report for a discussion of our investment in Galaxy.

	Three Months Ended June 30,

	2002		2003

	(in thousands, except percentages)
Lease	$161,122	65.3%	$154,954	63.4%
Channel and carrier	81,288	33.0%	83,040	33.9%
Other	4,269	1.7%	6,514	2.7%

Total	$246,679	100.0%	$244,508	100.0%

	Six Months Ended June 30,

	2002		2003

	(in thousands, except percentages)
Lease	$326,064	64.5%	$305,760	63.2%
Channel and carrier	171,281	33.9%	167,799	34.7%
Other	7,877	1.6%	9,861	2.0%

Total	$505,222	100.0%	$483,420	100.0%

               Telecommunications Revenue

               Telecommunications revenue decreased $2.2 million, or 1%, to $244.5 million for the three months ended June 30, 2003 from $246.7 million for the three months ended June 30, 2002. The decline was primarily attributable to a decline in the level of services provided to a large customer that sought bankruptcy protection in 2002. During the three months ended June 30, 2003, revenue from lease services decreased by $6.2 million as compared to the same period in 2002, primarily due to the expiration of lease service agreements during the past year that were not renewed and the reduced capacity requirements of our customers due to the optimization of their networks. Partially offsetting this decrease were increases in revenue of $2.1 million as a result of our consolidation of Galaxy and of $1.8 million from channel and carrier services. The $1.8 million increase in revenue from channel and carrier services consisted of a $6.9 million increase in revenue from GlobalConnexSM Solutions services, which was partially offset by a decrease in revenue from other channel and carrier services of $5.1 million. This decrease in revenue from other channel and carrier services was primarily due to a decline in the volume of capacity sold as channel and carrier services, which reflects the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduced capacity requirements of our customers due to the general economic downturn and the optimization of their networks, and a reduction in the amount of capacity held in inventory by distributors for future sale.

          For all periods presented, revenue from GlobalConnexSM Solutions services has been reclassified from lease services revenue to channel and carrier services revenue.

          From a geographic perspective, revenue from North America and the Caribbean increased during the three months ended June 30, 2003 as compared to the same period in 2002, primarily due to higher revenue recorded from Teleglobe Inc. We did not recognize any revenue from Teleglobe Inc. from April 1, 2002 through May 15, 2002 because of our concerns about the collectibility of this revenue. Revenue from the Europe region decreased during the three months ended June 30, 2003 as compared to the same period in 2002, due to a decline in the demand for services from customers in the Europe region. Revenue from Sub-Saharan Africa increased during the three months ended June 30, 2003 as compared to the same period in 2002, primarily due to increased demand.

          Telecommunications revenue decreased $21.8 million, or 4%, to $483.4 million for the six months ended June 30, 2003 from $505.2 million for the six months ended June 30, 2002. The decline was primarily attributable to a decline in the level of services provided to a large customer, as discussed above. Lease service revenue decreased by $20.3 million during the six months ended June 30, 2003 as compared to the same period in 2002, primarily due to the expiration of lease service agreements during the past year that were not renewed and the reduced capacity requirements of our customers due to the optimization of their networks. Also contributing to the overall decline was a decrease in revenue from channel and carrier services of $3.4 million. This decrease in revenue from channel and carrier services reflects an increase in revenue from GlobalConnexSM Solutions services of $11.2 million and a decline in other channel and carrier services of $14.6 million. Partially offsetting the decreases in revenue for the six-month period was a $2.7 million increase in revenue resulting from our consolidation of Galaxy. The decrease in revenue from other channel and carrier services was primarily due to a decline in the volume of capacity sold for the same reasons discussed above with respect to the decrease in other channel and carrier services revenue for the three months ended June 30, 2003 as compared to the same period in 2002.

          On a geographic basis, for the six months ended June 30, 2003 as compared to the same period in 2002 revenue from the Sub-Saharan Africa region increased, and revenue from the Europe region decreased, for the reasons discussed above.

          Operating Expenses

          Direct costs of revenue (exclusive of depreciation and amortization) increased $7.9 million, or 27%, to $37.0 million for the three months ended June 30, 2003 from $29.0 million for the three months ended June 30, 2002. This increase was principally due to increases in office and operational costs of $2.8 million, other costs of services of $2.1 million, in-orbit insurance expense of $2.0 million and other expenses of $1.0 million. The increases in office and operational costs and other costs of services are associated primarily with our GlobalConnexSM Solutions services and other managed service initiatives. We expect our direct costs of revenue to increase in the future principally due to the costs incurred by Galaxy, our consolidated affiliate, associated with its efforts to provide a pay television service in Hong Kong.

          Direct costs of revenue (exclusive of depreciation and amortization) increased $12.8 million, or 23%, to $69.5 million for the six months ended June 30, 2003 from $56.7 million for the six months ended June 30, 2002. This increase was principally due to increases in office and operational costs of $5.8 million, in-orbit insurance expense of $3.1 million, other costs of services of $3.0 million and other expenses of $0.9 million. The increases in office and operational costs and other costs of services are associated primarily with our GlobalConnexSM Solutions services and other managed service initiatives. We expect our direct costs of revenue to increase in the future principally due to costs incurred by Galaxy, as described above.

          Selling, general and administrative expenses decreased $2.5 million, or 8%, to $28.6 million for the three months ended June 30, 2003 from $31.1 million for the three months ended June 30, 2002. This decrease was principally due to decreases in professional fees of $2.1 million and other expenses of $0.4 million. The higher professional fees in the three months ended June 30, 2002 were primarily due to fees associated with a share purchase agreement with Teleglobe Inc. We expect our selling, general and administrative expenses to increase in the future principally due to the costs incurred by Galaxy associated with its efforts to provide a pay television service in Hong Kong.

          Selling, general and administrative expenses decreased $14.0 million, or 20%, to $57.8 million for the six months ended June 30, 2003 from $71.8 million for the six months ended June 30, 2002. This decrease was principally due to a $13.0 million reduction in our provision for uncollectible accounts. The higher provision for uncollectible accounts in the six months ended June 30, 2002 related primarily to the recording of a reserve against our accounts receivable from Teleglobe Inc. that was reversed during the third quarter of 2002 in connection with a share purchase agreement with Teleglobe Inc. Also contributing to the decrease in selling, general and administrative expenses were decreases in marketing and communications costs of $2.8 million and professional fees of $1.6 million. These decreases were partially offset by a $2.5 million charge related to the resolution of a contract dispute and an increase in other expenses of $0.8 million during the six months ended June 30, 2003. We expect our selling, general and administrative expenses to increase in the future principally due to costs incurred by Galaxy, as described above.

          Depreciation and amortization increased $11.6 million, or 13%, to $101.5 million for the three months ended June 30, 2003 from $89.9 million for the three months ended June 30, 2002. This increase was primarily due to depreciation of $12.7 million recorded on Intelsat IX series satellites that were not in service during the second quarter of 2002, partially offset by a decrease of $6.2 million attributable to the completion of depreciation on two Intelsat VI series satellites during 2002. Also contributing to the increase during the second quarter of 2003 was an increase in depreciation and amortization of ground segment and infrastructure costs totaling $5.1 million.

          Depreciation and amortization increased $22.0 million, or 12%, to $199.2 million for the six months ended June 30, 2003 from $177.2 million for the six months ended June 30, 2002. This increase was primarily due to depreciation of $31.3 million recorded on Intelsat IX series satellites that were not in service during the comparable period in 2002, partially offset by a decrease of $15.0 million attributable to the completion of depreciation on two Intelsat VI series satellites during 2002. Also contributing to the increase during the six-month period was an increase in depreciation and amortization of ground segment and infrastructure costs totaling $5.7 million.

          Interest Expense and Other Income

          Interest expense consists of the gross interest costs we incur less the amount of interest we capitalize related to capital assets under construction. Interest expense increased $9.8 million, or 73%, to $23.3 million for the three months ended June 30, 2003 from $13.5 million for the three months ended June 30, 2002. This increase was due largely to a $12.4 million decrease in interest capitalized during the second quarter of 2003 as compared to the amount capitalized during the same period in 2002. The decrease in interest capitalized was attributable to lower construction-in-progress balances in the second quarter of 2003 as compared to those balances in 2002, which was principally due to the placement into service during 2002 and 2003 of three Intelsat IX series satellites that were under construction during the second quarter of 2002. Partially offsetting the increase in interest expense was a decrease in gross interest of $2.6 million, which resulted primarily from the repayment of our $200.0 million principal amount of Eurobond 7 3/8% Notes during August 2002 that were outstanding during the three months ended June 30, 2002.

          Interest expense increased $25.7 million, or 140%, to $44.0 million for the six months ended June 30, 2003 from $18.3 million for the six months ended June 30, 2002. This increase was principally due to a $22.1 million decrease in interest capitalized during the six months ended June 30, 2003 as compared to the amount capitalized during the same period in 2002. The decrease in interest capitalized was attributable to lower construction-in-progress balances in the first six months of 2003 as compared to those balances in the same period in 2002, principally due to the placement into service during 2002 and 2003 of five Intelsat IX series satellites that were under construction during the six months ended June 30, 2002. Also contributing to the increase in interest expense during the six-month period was an increase in gross interest of $3.6 million, resulting primarily from our 7 5/8% Senior Notes due 2012 that were not outstanding during the first quarter of 2002, as well as notes payable to Lockheed Martin Corporation and TVB Holdings that were not outstanding during the six months ended June 30, 2002.

          Other income (expense) decreased $4.7 million, or 362%, to $3.4 million of other expense for the three months ended June 30, 2003 from $1.3 million of other income for the three months ended June 30, 2002. The decrease was principally due to expense of $3.6 million recorded in the second quarter of 2003 in connection with an increase in an obligation payable by us under a share purchase agreement with Teleglobe Inc. Also contributing to the decrease during the period was a decrease in other income of $1.1 million.

          Other income increased $7.7 million, or 257%, to $10.7 million for the six months ended June 30, 2003 from $3.0 million for the six months ended June 30, 2002. The increase was principally due to other income of $10.4 million recorded during the six months ended June 30, 2003 in connection with a reduction in an obligation payable by us under a share purchase agreement with Teleglobe Inc. Partially offsetting the increase was a decrease in other income of $2.7 million.

          Income Taxes

          Our provision for income taxes totaled $8.2 million for the three months ended June 30, 2003 and $9.0 million for the three months ended June 30, 2002. Our provision for income taxes totaled $17.0 million for the six months ended June 30, 2003 and $24.0 million for the six months ended June 30, 2002. The effective tax rate was 14% for the six months ended June 30, 2003 and 13% for the six months ended June 30, 2002. The increase in our effective tax rate for 2003 was due to adjustments in tax rates associated with our experience in the various jurisdictions in which we operate.

          Net Income

          Net income decreased by $32.9 million, or 44%, to $42.6 million for the three months ended June 30, 2003 from $75.5 million for the three months ended June 30, 2002. The decrease for the three months ended June 30, 2003 was principally due to higher total operating expenses, higher interest expense and lower revenue as compared to the same period in 2002, as discussed above. Net income decreased by $53.6 million, or 33%, to $106.7 million for the six months ended June 30, 2003 from $160.3 million for the six months ended June 30, 2002. The decrease during the six months ended June 30, 2003 was primarily due to lower revenue, higher total operating expenses and higher interest expense as compared to the same period in 2002, as discussed above.

          EBITDA, As Adjusted

          EBITDA, as adjusted, consists of earnings before interest, other income, taxes and depreciation and amortization. We adjust EBITDA, or earnings before interest, taxes and depreciation and amortization, to exclude other income (expense) in order to segregate our operating results from non-operating income (expense), such as the non-operating income (expense) recorded in 2003 related to an obligation payable by us to Teleglobe Inc. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA, as adjusted, to enhance your understanding of our operating results. We use EBITDA, as adjusted, as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA, as adjusted, is a performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA, as adjusted, is not a measurement of financial performance under U.S. generally accepted accounting principles and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA, as adjusted, as an alternative to operating or net income, determined in accordance with generally accepted accounting principles, as an indicator of our performance, or as an alternative to cash flows from operating activities, determined in accordance with generally accepted accounting principles, as an indicator of cash flows, or as a measure of liquidity.

          EBITDA, as adjusted, decreased by $7.6 million, or 4%, to $179.0 million for the three months ended June 30, 2003, from $186.6 million for the three months ended June 30, 2002. The decrease was due to higher total operating expenses, excluding depreciation and amortization, and lower revenue during the second quarter in 2003, as compared to the same period in 2002, as discussed above.

          For the six months ended June 30, 2003, EBITDA, as adjusted, decreased by $20.5 million, or 6%, to $356.2 million from $376.7 million for the same period in 2002. The decrease was primarily due to lower revenue during the six months ended June 30, 2003 as compared to the same period in 2002, as discussed above.

          A reconciliation of net income to EBITDA, as adjusted, is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,

	2002	2003	2002	2003

	(in thousands)
Net income	$75,476	$42,607	$160,278	$106,688
Add:
Interest expense	13,513	23,331	18,336	44,048
Provision for income taxes	8,985	8,150	23,950	16,985
Depreciation and amortization	89,915	101,499	177,213	199,199
Subtract:
Other income (expense)	1,307	(3,379)	3,052	10,727

EBITDA, as adjusted	$186,582	$178,966	$376,725	$356,193

          Liquidity and Capital Resources

               On July 15, 2003, we and our Intelsat (Bermuda), Ltd. subsidiary entered into an asset purchase agreement to acquire certain satellites and other related assets from Loral Space & Communications Corporation and certain of its affiliates, as described under “ — Subsequent Event” below. If the transactions contemplated by this asset purchase agreement are consummated, our most significant liquidity requirements will arise in connection with the agreement. Currently, we have significant liquidity requirements arising from the funding of capital expenditures related to our satellite fleet and ground infrastructure and the payment of operating expenses. Other liquidity requirements arise in connection with expanding our business, meeting our working capital requirements and servicing our debt obligations.

          Cash Flow Items

          Net cash provided by operating activities decreased $113.2 million, or 29%, to $272.0 million for the six months ended June 30, 2003 from $385.2 million for the six months ended June 30, 2002. For the six months ended June 30, 2003, net cash provided by operating activities was comprised principally of $106.7 million in net income and $199.2 million in depreciation and amortization, partially offset by non-cash other income of $10.4 million recorded in connection with a decrease in the amount due to Teleglobe Inc. and a $30.0 million contribution to our noncontributory defined benefit retirement plan. For the six months ended June 30, 2002, net cash provided by operating activities was comprised principally of $160.3 million in net income, $177.2 million in depreciation and amortization, $15.4 million for the provision for doubtful accounts and net cash from changes in operating assets and liabilities of $31.2 million.

          Net cash used in investing activities decreased $219.8 million, or 60%, to $145.4 million for the six months ended June 30, 2003 from $365.1 million for the six months ended June 30, 2002. Our investing activities during the six months ended June 30, 2003 consisted of $50.4 million of capital expenditures for satellites and associated launch services, $44.7 million of capital expenditures for infrastructure projects and other ground network costs, $10.2 million of capitalized interest and a $58.0 million investment in WildBlue Communications, Inc., offset by $17.9 million of cash acquired as a result of the consolidation of our indirect investment in Galaxy. Our investing activities during the six months ended June 30, 2002 consisted of $298.5 million of capital expenditures for satellites and associated launch services, $34.4 million of capital expenditures for infrastructure projects and other ground network costs and $32.2 million of capitalized interest.

          Net cash used in financing activities was $85.8 million for the six months ended June 30, 2003. Net cash provided by financing activities was $269.6 million for the six months ended June 30, 2002. Our financing activities for the six months ended June 30, 2003 consisted primarily of principal payments on deferred satellite performance incentives of $56.6 million. These principal payments consisted primarily of our payment of $53.4 million of the $60.0 million total cash payment due under an agreement to extinguish a portion of our deferred satellite performance incentive liability, as discussed below, and repayments of commercial paper borrowings of $25.9 million. Our financing activities for the six months ended June 30, 2002 consisted principally of $595.8 million in proceeds from the issuance of our 7 5/8% Senior Notes due 2012, offset by repayment of commercial paper borrowings of $310.1 million.

          Long-Term Debt and Other Liabilities

          At June 30, 2003, we had long-term debt, including the current portion of such debt and commercial paper borrowings, of $1,294.3 million. Our policy is to classify obligations as long-term debt if we have both the ability and the intent to maintain these obligations for longer than one year. Our $200.0 million principal amount of Dragon bond 6 5/8% Notes due in March 2004 are classified as long term because of our ability and intent to refinance these notes either as part of the financing associated with our proposed acquisition of satellites and related assets from Loral Space & Communications Corporation and certain of its affiliates or through borrowings under our existing three-year unsecured revolving credit facility. Our proposed acquisition from Loral Space & Communications Corporation and its affiliates is described under “ — Subsequent Event” below, and our existing credit facility is described under “ — Liquidity and Capital Resources — Capital Resources” below. Our long-term debt at June 30, 2003 consisted of $600.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $600.0 million of U.S. dollar denominated 7 5/8% Senior Notes due 2012 offset by an unamortized discount of $3.9 million, a $45.2 million capitalized lease obligation, a $20.0 million note payable to Lockheed Martin Corporation, $18.0 million in commercial paper borrowings and a $14.9 million note payable to TVB Satellite TV Holdings Limited, referred to as TVB Holdings, which holds an indirect minority interest in Galaxy. The note payable to TVB Holdings is a note payable by Galaxy that is included in our consolidated balance sheet because Galaxy is a consolidated affiliate. We incurred gross interest costs of $27.0 million for the three months ended June 30, 2003 and $29.6 million for the three months ended June 30, 2002. We incurred gross interest costs of $54.2 million for the six months ended June 30, 2003 and $50.6 million for the six months ended June 30, 2002.

          At December 31, 2002, we had long-term debt, including the current portion of such debt and commercial paper borrowings, of $1,308.5 million. This debt consisted of $600.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $600.0 million of U.S. dollar denominated 7 5/8% Senior Notes due 2012 offset by an unamortized discount of $4.0 million, a $48.5 million capitalized lease obligation, $44.0 million in commercial paper borrowings and a $20.0 million note payable to Lockheed Martin Corporation.

          Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. These satellite performance incentive payments typically represent between 2% and 6% of the overall satellite construction contract price. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $55.0 million as of June 30, 2003 and $144.6 million as of December 31, 2002.

          On June 26, 2003, our Intelsat LLC subsidiary entered into amendments to its satellite construction agreements with Space Systems/Loral, Inc., referred to as SS/L, pursuant to which we extinguished a portion of our liability to SS/L to make satellite performance incentive payments for the Intelsat VII/VIIA and IX series satellites manufactured by SS/L in exchange for a total cash payment of $60.0 million. In connection with this transaction, we recorded a $95.0 million reduction in our total satellite performance incentive payment liability. This transaction with SS/L is discussed further in Note 3 to our condensed consolidated financial statements appearing elsewhere in this quarterly report.

          Receivables

          Our receivables, net totaled $226.8 million at June 30, 2003 and $265.8 million at December 31, 2002. Of these amounts, our gross trade receivables were $237.5 million at June 30, 2003 and $227.4 million at December 31, 2002. The remaining balance in both periods represented the allowance for doubtful accounts and other receivables. Other receivables as of December 31, 2002 included $47.8 million due from Astrium SAS as a result of our decision to terminate our order for the Intelsat 10-01 satellite. This amount was collected during the six months ended June 30, 2003.

          Capital Expenditures

          Our expected capital expenditures are based on our agreement to acquire certain satellites and related assets from Loral Space & Communications Corporation and certain of its affiliates, other existing capital commitments to date and current business plans. Our proposed acquisition from Loral Space & Communications Corporation and its affiliates is described under “ — Subsequent Event” below. For 2003, we expect our capital expenditures to be less than $300 million excluding any expenditures relating to our proposed acquisition from Loral Space & Communications Corporation and its affiliates that we may incur in 2003. Of this amount, we expect that the most significant cash outlay in 2003 will be for the funding of our 10-02 satellite. In 2004 and future years, our actual capital expenditures may differ from our expected capital expenditures if, among other things, the transactions contemplated by our asset purchase agreement with Loral Space & Communications Corporation and its affiliates are not consummated. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures. In addition, levels of capital spending from one year to the next are influenced both by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry.

          Capital Resources

          For 2003, excluding any expenditures relating to our proposed acquisition from Loral Space & Communications Corporation and certain of its affiliates that we may incur in 2003, we expect that our working capital, capital expenditures, planned strategic initiatives and debt service will be satisfied by cash generated from our operations and, if necessary, by the issuance of commercial paper. However, even though we expect that a majority of our revenue in 2003 will be generated from existing customer service contracts, we cannot be assured of generating our expected revenue in the event of an unforeseen decrease in the demand for our services. In addition, any credit rating downgrade that we experience could limit our ability to issue commercial paper, although in that event we believe our existing credit facility, as described below, would provide us with sufficient liquidity. In connection with our proposed acquisition of satellites and related assets from Loral Space & Communications Corporation and certain of its affiliates, we expect to incur additional indebtedness.

          To support our commercial paper program and to provide funding for general corporate purposes, we have in place a $500.0 million three-year unsecured revolving credit facility, which we entered into on March 21, 2002 with a group of financial institutions. In the event that our proposed acquisition of satellites and related assets from Loral Space & Communications Corporation and certain of its affiliates is consummated, we expect to replace this credit facility. At our option, borrowings under the three-year revolving credit facility will bear interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. The three-year facility contains certain financial and operating covenants, including a covenant requiring us to maintain a ratio of EBITDA, as defined in the facility, to gross interest expense of at least 4 to 1 as of the last day of any fiscal quarter for the four fiscal quarters ending on that day and a covenant requiring that the ratio of our debt to EBITDA, as defined in the facility, not exceed 2.5 to 1 at any time. Both the facility fee and the margin over the Eurodollar rate at which we can borrow under the three-year facility increase incrementally if there is a downgrade in our credit rating by Standard & Poor’s or Moody’s Investors Service, Inc. At June 30, 2003, we were in compliance with these covenants and there were no borrowings outstanding under the credit facility.

          In connection with our proposed acquisition from Loral Space & Communications Corporation and certain of its affiliates, we have entered into a commitment letter with a group of banks pursuant to which those banks have agreed to provide financing for our proposed acquisition and to provide sufficient liquidity, including a revolving credit facility to replace our existing three-year facility described above, following the closing of the acquisition to meet our near-term debt maturities and working capital requirements. The banks’ agreement to make funds available to us is subject to the satisfaction of certain conditions. We may seek alternative financing with these banks or their affiliates for these purposes.

          If the financing for the proposed acquisition from Loral Space & Communications Corporation and its affiliates described above is not provided, we would be required to seek alternative financing for the proposed acquisition. In addition, if the proposed acquisition from Loral Space & Communications Corporation and its affiliates is not consummated, we may be required to seek financing for any strategic transactions or other projects requiring significant capital expenditures that we pursue. A number of factors would influence our ability to obtain any such financing, including general market conditions, over which we have no control, as well as our credit rating and financial performance. Both our credit rating and our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the fixed satellite services sector in particular. Our backlog and the business conditions faced by our customers are among the factors considered when evaluating our credit. Other factors that could impact our credit rating include the amount of debt in our capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy. A credit rating downgrade or deterioration in our financial performance could also limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

     Currency and Exchange Rates

          Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material currency exchange risk. However, our service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating our risk. For the six months ended June 30, 2003, our Brazilian customers represented approximately 2% of our telecommunications revenue.

          Our indirect investment in Galaxy, including our future cash and in-kind contribution commitments, is denominated in Hong Kong dollars. As a result, we are subject to exposure with regard to changes in the value of the Hong Kong dollar as compared to the U.S. dollar. To date, the cumulative foreign currency translation adjustment has been insignificant.

          Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

     Disclosures about Market Risk

          We have existing obligations related to our long-term debt agreements. These financial instruments are discussed further in Note 10 to our condensed consolidated financial statements appearing elsewhere in this quarterly report. We do not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities are fixed. However, the estimated fair value of the fixed-rate debt is subject to market risk. As of June 30, 2003, we had approximately $1.3 billion in fixed-rate debt and $18.0 million of commercial paper borrowings outstanding. To the extent that we fund working capital needs or our capital expenditures using commercial paper, we will be subject to interest rate and related cash flow risk. We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure arising from changes in interest rates.

          Presented below is an analysis of our financial instruments as of June 30, 2003 that are sensitive to changes in interest rates. The tables demonstrate the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to our fixed-rate debt, the sensitivity table below illustrates “market values”, or the prices at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. Market values are determined using market rates on comparable instruments as of June 30, 2003.

	Interest Rate Risk (in millions) as of June 30, 2003

	Valuation of Securities				Valuation of Securities
	Given an Interest Rate Decrease			No Change in	Given an Interest Rate Increase
	of X Basis Points			Interest Rates	of X Basis Points

	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)

$600 million principal 7.625% senior notes due 04/15/12	$757.1	$732.3	$708.5	$686.6	$663.8	$642.8	$622.7
$200 million principal Eurobond 8.125% notes due 02/28/05	$222.2	$220.5	$218.7	$216.8	$215.3	$213.6	$211.9
$200 million principal Eurobond 8.375% notes due 10/14/04	$218.2	$216.8	$215.4	$213.3	$212.8	$211.5	$210.2
$200 million principal Dragon bond 6.625% notes due 03/22/04	$208.1	$207.3	$206.6	$205.8	$205.1	$204.3	$203.6

	Interest Rate Risk (in millions) as of June 30, 2003

	Annual Interest Expense			No Change in	Annual Interest Expense
	Given an Interest Rate Decrease			Interest Rates	Given an Interest Rate Increase
	of X Basis Points				of X Basis Points

	(150 BPS)	(100 BPS)	(50 BPS)		(50 BPS)	(100 BPS)	(150 BPS)

Commercial paper	$—	$0.1	$0.2	$0.3	$0.4	$0.4	$0.5

          This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

     Critical Accounting Policies

          Our significant accounting policies are described fully in Note 2 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2002. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our satellites and other property and equipment, business combinations, goodwill, impairment of long-lived and amortizable intangible assets, income taxes, deferred satellite performance incentives and retirement plans and other postretirement benefits. These policies are discussed in Item 5 — “Operating and Financial Review and Prospects — Critical Accounting Policies” of our annual report on Form 20-F for the fiscal year ended December 31, 2002. For the six months ended June 30, 2003, we also consider our accounting policies for investments in affiliated companies to be critical to the understanding of our results of operations. The impact of any associated risks related to these policies on our business operations is discussed in this “Operating and Financial Review and Prospects” section where these policies affect our reported and expected financial results. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Investments in Affiliated Companies

          We apply the equity method to account for investments in entities that are not variable interest entities under Financial Accounting Standards Board Interpretation No. 46 and in which we have an ownership interest of between 20% and 50% and exercise significant influence over operating and financial policies. Financial Accounting Standards Board Interpretation No. 46 is described under “ — New Accounting Pronouncements” below. Under the equity method, we record our share of an affiliate’s net income or loss in our consolidated financial statements.

          We consolidate the financial statements of our affiliates in which we have an ownership stake of greater than 50% and exercise control over operating and financial policies. We record the minority shareholders’ interest in the net assets of a consolidated affiliate as a minority interest in our consolidated financial statements. We recognize the minority interest’s share of losses in our consolidated financial statements if the minority shareholders have made a commitment to fund the affiliate’s operations.

          In accordance with Statement of Financial Accounting Standards, referred to as SFAS, No. 142, Goodwill and Other Intangible Assets, any goodwill arising from the excess of the cost of our investment over the fair value of net assets acquired at the acquisition date is not amortized. Any decline in value in the investment that is deemed to be other than a temporary decline would result in the recognition of a loss during the period in which the decline in value occurs.

     Related Party Transactions

          Our Shareholder Relationships

          Prior to privatization, the IGO’s owners made capital contributions to and received capital repayments from the IGO in proportion to their ownership in the IGO. The IGO’s owners were also its principal customers, and they received ownership interests in the IGO based on their percentage use of the IGO’s satellite system. As we are the successor entity to the IGO, a significant percentage of our customers are also shareholders in our company. COMSAT Corporation, a subsidiary of Lockheed Martin Corporation, is our largest shareholder. Our shareholders, formerly the IGO’s owners, accounted for approximately 89% of revenue in 2001 and 78% of revenue in 2002. With our November 2002 acquisition of substantially all of the contracts for the sale of our capacity of COMSAT Corporation’s World Systems business unit, we expect our shareholders to account for a smaller percentage of our revenue in 2003 than they accounted for in 2002.

          TTC&M Contracts

          Some of our customers also provide TTC&M services for our ground network or provide us with host station facilities and services. We believe that these transactions are on arm’s-length terms and are not significant to our results of operations.

          Galaxy Note Payable to TVB Holdings

          As described in Note 10 to our condensed consolidated financial statements appearing elsewhere in this quarterly report, Galaxy, our consolidated affiliate, has a note payable to TVB Holdings for $14.9 million.

     New Accounting Pronouncements

          In June 2001, the Financial Accounting Standards Board, referred to as FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard became effective during the first quarter of 2003. The adoption of SFAS No. 143 did not have a material impact on our results of operations or financial position.

          In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. The provisions of this statement relating to exit or disposal activities are effective for activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our results of operations or financial position.

          In November 2002, the FASB issued Interpretation No. 45, referred to as FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our results of operations or financial position.

          In November 2002, the Emerging Issues Task Force, referred to as EITF, reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are evaluating the impact that the adoption of EITF Issue No. 00-21 will have on our results of operations and financial position.

          In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements became effective during the first quarter of 2003 and are reflected in the notes to our condensed consolidated financial statements included elsewhere in this quarterly report.

          In January 2003, the FASB issued Interpretation No. 46, referred to as FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of each such entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not have a material impact on our results of operations or financial position.

          In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption on April 1, 2003 of the components of SFAS No. 149 addressing SFAS No. 133 implementation issues that have been effective for fiscal quarters beginning prior to June 15, 2003 did not have a material impact on our results of operations or financial position. The adoption of the remaining components of SFAS No. 149 is not anticipated to have a material impact on our results of operations or financial position.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how certain free-standing financial instruments with characteristics of both liabilities and equity are classified and measured. Financial instruments within the scope of SFAS No. 150 are required to be recorded as liabilities, or assets in certain circumstances, that may require reclassification of amounts previously reported in equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The cumulative effect of a change in accounting principle should be reported for financial instruments created before the issuance of this statement and still existing at the beginning of the period of adoption. There was no material impact on our results of operations or financial position related to SFAS No. 150 as of June 30, 2003. We are evaluating the impact that the adoption of SFAS No. 150 will have on our results of operations and financial position in future periods.

     ORBIT Act

          We are subject to the requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act, known as the ORBIT Act, including the requirement that we conduct an initial public offering of equity securities that “substantially dilutes” the ownership interest in our company held by the IGO’s former Signatories, which were its primary owners. The ORBIT Act sets a deadline for our initial public equity offering of December 31, 2003, which may be extended to June 30, 2004 by the Federal Communications Commission, referred to as the FCC. We currently intend to seek an extension of the December 31, 2003 deadline from the FCC. The reasons for which we intend to seek such an extension include current market conditions for an offering of the size we are contemplating in order to satisfy the dilution requirements of the ORBIT Act, as well as our proposed acquisition of satellites and related assets from Loral Space & Communications Corporation as described below. If we fail to comply with the ORBIT Act, including the requirement that we conduct an initial public equity offering that “substantially dilutes” the ownership interest in our company of the IGO’s former Signatories, the FCC could limit the types of services we are permitted to provide to U.S. customers or could withhold final authorization for our satellites, as more fully described in Item 3.D — “Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2002.

     Subsequent Event

Agreement to Purchase the North American Satellite Assets of Loral Space & Communications Corporation

          On July 15, 2003, we and our Intelsat (Bermuda), Ltd. subsidiary entered into an asset purchase agreement with Loral Space & Communications Corporation and certain of its affiliates, referred to together as the Sellers, to acquire certain of the Sellers’ satellites and related assets as described below for a base purchase price of $1.0 billion, subject to specified pre- and post-closing adjustments. The assets to be acquired include four in-orbit satellites, one satellite launched in early August 2003, one satellite under construction, the rights to orbital locations relating to the satellites and various assets relating to the satellites and the business that the Sellers conduct on the satellites, including customer contracts. In addition, we have agreed to assume certain liabilities of the Sellers relating to the assets to be acquired. Because the Sellers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, we expect the acquisition to occur in a sale process authorized under Section 363(b) of the Bankruptcy Code. We expect to finance the purchase price of the assets to be acquired by incurring additional indebtedness, and we have entered into a commitment letter with certain banks pursuant to which those banks have agreed, subject to the satisfaction of certain conditions, to make sufficient funds available to us to finance the proposed acquisition.

          The closing of the acquisition is subject to the satisfaction or waiver of several conditions, including the approval by our shareholders of the asset purchase agreement and the receipt or maintenance of FCC and other governmental approvals. Other conditions include the entry by the bankruptcy court of a sale order authorizing the sale of the assets to us, the successful operation at its intended orbital location of the satellite launched in early

August 2003, and the existence, for a period or as of a date prior to the closing, of specified amounts of recurring revenues and backlog relating to the assets to be acquired.

          Pursuant to the asset purchase agreement, we have agreed, upon the closing of the acquisition, to place an order with Space Systems/Loral, Inc., an affiliate of the Sellers referred to as SS/L, for a new satellite to be launched into one of our existing orbital locations and to make a deposit of $100.0 million as prepayment for a portion of the purchase price of the new satellite. The obligations of SS/L under the procurement agreement to be entered into relating to the new satellite will be secured by SS/L’s interest in a satellite that is not included in the Sellers’ assets to be acquired by us. In addition, pursuant to the asset purchase agreement, the parties have entered into or will enter into a number of other agreements relating to the assets to be acquired, including agreements relating to the provision of transition services by the Sellers for a specified period of time both prior to and after the closing.

EXHIBITS

Exhibits to this quarterly report:

Exhibit
Number	Exhibit

1	Asset Purchase Agreement, dated as of July 15, 2003, by and among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc.*

2	Amendment No. 3 to Contract No. INTELSAT-2835, dated July 23, 2003, between Intelsat LLC and Lockheed Martin Commercial Launch Services, Inc.* (1)

3	Amendment No. 7 to Contract No. INTEL-1700, dated June 25, 2003, between Intelsat LLC and Space Systems/Loral, Inc.* (1)

4	Amendment No. 8 to Contract No. INTEL-1700, dated June 26, 2003, between Intelsat LLC and Space Systems/Loral, Inc.* (1)

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on the date hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By:	/s/ Joseph Corbett

Joseph Corbett
Executive Vice President
and Chief Financial Officer

Date: August 14, 2003